

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 15, 2020

Keith Anderson
Chief Financial Officer
American Well Corp
75 State Street, 25th Floor
Boston, MA 02109

Re: American Well Corp
Registration Statement on Form S-1
Exhibit Nos. 10.6, 10.7, 10.8, 10.9, 10.10, 10.13, 10.14, 10.16, 10.18, 10.26, and 10.28
Filed August 24, 2020
File No. 333-248309

Dear Mr. Anderson:

We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance